UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68463

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/23__ AND ENDING __12/31/23__

                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Bryan Garnier Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

750 Lexington Avenue,16th Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicolas D'Halluin	**(212) 337-7000**	ndhalluin@bryangarnier.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.

(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	**Bloomingdale**	**IL**	**60108**
(Address)	(City)	(State)	(Zip Code)

10/20/2009	**3874**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas D'Halluin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bryan Garnier Securities, LLC _____, as of 12/31 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Jasmine Fontenot
_____
ID NUMBER
134597818
COMMISSION EXPIRES
October 10, 2027

Signature: _____

Title: CEO / President _____

Jasmine Fontenot 03/13/2024
Notary Public State of Texas County of Harris

Electronically signed and notarized online using the Proof platform.

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BRYAN GARNIER SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION and
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2023

BRYAN GARNIER SECURITIES, LLC

TABLE OF CONTENTS

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Bryan Garnier Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bryan Garnier Securities, LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bryan Garnier Securities, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Bryan Garnier Securities, LLC's management. Our responsibility is to express an opinion on Bryan Garnier Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bryan Garnier Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Bryan Garnier Securities, LLC's auditor since 2017.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 19, 2024

Bryan Garnier Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2023

ASSETS

Cash in Bank	$ 930,609
Commission Receivable	18,299
Due from Affiliate	750,000
Fixed Assets - Net	342,075
Other Assets	55,500
Other Receivables	919,218
Prepaid Expense	119,175
Deferred Tax Asset	406,272
Right of Use Asset	133,160
Total Assets	$ 3,674,308

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable	$ 503,456
Long Term Lease Liability	148,069
Total Liabilities	651,525
Liabilities Subordinated to claims of General Creditors	575,000
Members Equity	2,447,783
Total Liabilities and Members Equity	$ 3,674,308

See notes to financial statements

BRYAN GARNIER SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

NOTE 1   **Nature of Business and Significant Accounting Policies**

Bryan Garnier Securities, LLC, (the "Company") is a single member limited liability company which was formed under the laws of the State of New York on October 15, 2009. The Company's sole member is Bryan Garnier & Co. Limited. The Company is primarily engaged in brokerage and investment banking with institutional customers in Pan-European securities, specifically in research-based sales and distribution of Pan-European equity research under the sale provision of the Securities and Exchange Commission. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SiPC"). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold customer funds or safekeep customer securities. For activities not within the scope of 15c3-3(k)((2)(i) or (k)(2)(ii), as contemplated by Footnote 74 of SEC Release No. 34-700073 the Company will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for its customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of SEC Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; (2) does not and will not carry accounts of or for customers; and (3) does not and will not carry PAB accounts.

NOTE 2   **Use of Estimates**

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3   **Income Taxes**

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts,

circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Income taxes payable, if any, are the responsibility of the Company. The Company is subject to Federal, New York State, and New York City Business Taxes.

The Company's income tax returns are subject to examination by the appropriate tax jurisdictions. As of December 31, 2023, the Company's federal, state, and city tax returns generally remain open for the last three years.

NOTE 4   Revenue Recognition

The following are a description of the Company's revenue sources:

Commissions Income:

  The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Research Services:

  The Company engages in the distribution of research prepared by the Company's affiliates and distributed by the Company or its affiliates to institutional clients. Research services meets the requirements of a contract. Although there is no formal contract, the customer and Company agree via word of mouth and through performance of the obligations (step 1). The contract contains only one revenue obligation, which is the agreed upon research to be performed (step 2). The revenue price for research services is variable and the amount of consideration is highly susceptible to factors outside of the Company's influence. There is uncertainty about the amount of consideration and when it will be resolved. Historically, there are research services contracts that are consistent period over period and are readily estimable while other research services contracts are not estimable. These contracts have a large number and broad range of possible consideration amounts (step 3). Contracts that are readily estimable are recognizable over the period of time in which the services were performed. These research contracts are generally

performed in short periods of time (i.e., by month or quarterly rather than annually) For contracts that are not estimable, the revenue is recognizable at a specific point in time when the price becomes available (step 4 and 5).

Investment Banking Services:

The Company engages in providing private placement and advisory services. Investment banking fees are recorded on a trade date basis and advisory fees are recognized at the time services are earned. The Company may be engaged as a finder in connection with capital funding engagements where introduction and success fees are earned at the time services are rendered and following the satisfactory funding of each investment opportunity in accordance with the completion of the terms of each capital raising opportunity.

Fee Income:

The Company operates under a transfer pricing arrangement with its parent company to provide capital on an as-needed basis for operational purposes.

Accounts Receivable:

Accounts receivable is composed of research revenue earned and due from institutional clients, commission revenue due from other broker-dealers, underwriting fees from issuers, fees earned in connection with equity and debt capital markets transactions, and transfer payments and other fees from affiliates. Uncollectible amounts are written off at the time the individual receivable is determined to be uncollectible based on estimates made by management and the Company's historical collection experience.

NOTE 5 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 6 – Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for, a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker. There are no other commitments or contingencies as of December 31, 2023.

NOTE 7 - **Regulatory Requirements**

As a broker-dealer and member organization of "FINRA", the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $250,000 whichever is greater.

NOTE 8 – Related Party Transactions

At December 31, 2023 the firm had a Due from a Related entity balance in the amount of $750,000 on the Statement of Financial Condition.

The Company has a transfer pricing Agreement in place with its Parent Company Bryan Garnier & Co Limited which permits transfers to made for the benefit of the Company's operations on an as-needed basis.

NOTE 9 – Operating Leases

Right of Use Assets

Operating lease right of use assets are stated at cost less accumulated depreciation, amortization and impairment. The Company has an operating lease with an imputed annual interest rate of

3.0%. The terms of the lease are 49 months commencing on August 1, 2020 and ending on August 31, 2024. The lease requires the company to maintain a security deposit of $55,500.

The lease also provides for abatement of five month's rent over the term of the long-term lease in the monthly amount of $ 18,718 for months 1st, 2nd, 3rd, 13th. 14th. The Company recorded a right-of-use asset of approximately $770,000 and a corresponding lease liability of approximately $770,000 on the Company's Statement of Financial Condition at inception. As of December 31, 2023, The Statement of Financial Condition reflected balances in the Right of Use asset of $133,160 and the Long-Term Lease Liability of $148,069.

The undiscounted cashflows on an annual basis for the next year is:

2024:	$ 149,740
Total Lease Payments:	$ 149,740

NOTE 10 – Fixed Assets

The furniture and equipment are recorded at cost and are being depreciated using the Stright Line method over their estimated useful lives. Annual depreciation expense for the year ended December 31, 2023 was approximately $42,000.

Property and equipment at December 31, 2023 consists of the following:

Furniture and fixtures	$ 414,223
Equipment	127,317
	$ 541,540
Less: accumulated depreciation	(199,465)
Total	$ 342,075

NOTE 11 - Liabilities subordinated to claims of General Creditors

In July 2019, the Company entered into two subordinated loan agreements with its Member in the amounts of $342,000 and $233,000 respectively which automatically renew each year unless terminated. The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the SEC's Uniform Net Capital Rule. Borrowings under the subordinated agreements mature on July 13, 2024 and bear interest at a rate of 5% per annum, for which interest expense has been waived by the Parent. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, such loans may not be repaid. There were no changes to the subordinated loans in 2023.

NOTE 12 – Subsequent Events

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm report. Subsequent events have been evaluated through this date. There were no subsequent events requiring disclosures and or adjustments.